OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1
Save the World Air, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
805147 10 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	805147 10 5

1	NAMES OF REPORTING PERSONS: Joette Masry Dell (“JMD”) Joseph R. Dell (“JRD”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ Husband/Wife

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		JMD = 2,005,057 JRD = 800,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		JMD = 2,005,057 JRD = 800,000

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

JMD = 2,005,057[1] JRD = 800,000[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.0%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	JMD disclaims beneficial ownership of shares held by JRD.

[2]	JRD disclaims beneficial ownership of shares held by JMD.

[3]	Percentage reported represents the aggregate percentage beneficially owned jointly by JMD and JRD, who are husband and wife.

Page 2 of 5 pages

Item 4. Ownership

(a) Amount beneficially owned:

JMD = 2,005,057[1]
JRD = 800,000[2]

(b) Percent of class:

7.0%[3]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

JMD = 2,005,057
JRD = 800,000

(ii) Shared power to vote or to direct the vote

0
(iii) Sole power to dispose or to direct the disposition of

JMD = 2,005,057
JRD = 800,000

(iv) Shared power to dispose or to direct the disposition of

0

[1]	JMD disclaims beneficial ownership of shares held by JRD.

[2]	JRD disclaims beneficial ownership of shares held by JMD.

[3]	Percentage reported represents the aggregate percentage beneficially owned jointly by JMD and JRD, who are husband and wife.

Page 3 of 5 pages

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature Page Follows]

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2007

/s/ JOETTE MASRY DELL
Joette Masry Dell

/s/ JOSEPH R. DELL
Joseph R. Dell

Page 5 of 5 pages

Exhibit A
Joint Filing Agreement
     Joette Masry Dell and Joseph R. Dell (collectively, the “Parties” and individually a “Party”) hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the “Statement”) with respect to their beneficial ownership of shares of Common Stock (the “Securities”) of Save the World Air, Inc., on behalf of and in satisfaction of the obligations of all Parties and that they shall amend the Statement from time to time as required by rules issued under the Securities Exchange Act of 1934, as amended.
     Each Party represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendment thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning any other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, or amendments thereto, by a Party shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and such Party neither knows nor has any reason to believe that information concerning any other Party contained therein is either incomplete or inaccurate.
     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but taken together shall constitute one and the same instrument.
     In Witness Whereof, the Parties have executed this Joint Filing Agreement this 13th day of February, 2007.

/s/ JOETTE MASRY DELL
Joette Masry Dell

/s/ JOSEPH R. DELL
Joseph R. Dell